[redacted]

BB 3/10

SECU [barcode] COMMISSION
08028837 49

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SEC Mail Processing Section
MAR 03 2008
Washington, DC
106

SEC FILE NUMBER
8-50510

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Professional Trader Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue, 8th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi (212) 437-1923
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AB 3/21

AFFIRMATION

I, Salvatore A. Risi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Professional Trader Group, LLC (formerly, Generic Trading of Philadelphia LLC) for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 27, 2008
Signature Date

Chief Financial Officer
Title

Subscribed and sworn
to before me this 27th
day of February 2008

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/~~2006~~ 2010

Deloitte.

SEC Mail
Mail Processing
Section
MAR 03 2008
Washington, DC
106

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of RBC Professional Trader Group LLC:

We have audited the accompanying statement of financial condition of RBC Professional Trader Group LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBC Professional Trader Group LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

RBC PROFESSIONAL TRADER GROUP, LLC
(formerly Generic Trading of Philadelphia LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS		
Cash	$	4,278
Securities owned, at fair value		144,193,264
TOTAL ASSETS	$	144,197,542
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at fair value	$	66,821,669
Payable to clearing broker		35,813,000
Distributions due to members		1,650,000
Total Liabilities		104,284,669
Members' Equity		39,912,873
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	144,197,542

See notes to statement of financial condition.

RBC PROFESSIONAL TRADER GROUP, LLC
(FORMERLY GENERIC TRADING OF PHILADELPHIA LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Professional Trader Group, LLC (formerly, Generic Trading of Philadelphia, LLC) (the "Company") is a Delaware limited liability company, which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Philadelphia Stock Exchange, Inc. The Company's Managing Member is RBC Cardinal Holding Corp. (the "Managing Member") an indirect wholly-owned subsidiary of Royal Bank of Canada. The Managing Member purchased its investment in the Company from Shear Trading Partners, Inc. on January 2, 2007. The non-managing Members ("Class B members") enter into proprietary security transactions on most security exchanges with their contributed capital upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, RBC Capital Markets Corp. (the "Introducing Broker"), which introduces the members' designated trading accounts, on a fully disclosed basis, to its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions – Securities transactions are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are stated at quoted market values. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to clearing broker on the statement of financial condition.

Income Taxes - The Company is a limited liability and is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.157, *Fair Value Measurements* ("SFAS No.157"). SFAS No.157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No.157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy, as defined. Additionally, companies are required to provide enhanced disclosure for

certain financial instruments within the hierarchy, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the Financial Accounting Standards Board ("FASB") issued Financial Standards Position ("FSP") FAS 157-b which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company has adopted SFAS 157 on January 1, 2008, except as it applies to those nonfinancial assets and liabilities within the scope of FSP FAS 157-b. The adoption of SFAS 157, as it relates to the financial assets and liabilities, did not have a material impact on the Company's financial statements. The Company will adopt SFAS 157 for those nonfinancial assets and liabilities as noted in FSP FAS 157-b on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS 157 for nonfinancial assets and liabilities on its financial statements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted SFAS 159 on January 1, 2008 and did not elect to apply the fair value option to any specific financial assets or liabilities. The adoption of SFAS 159 did not have a material impact on our financial statements

3. PAYABLE TO CLEARING BROKER

The clearing and depository functions for the Company's security transactions are provided by the Clearing Broker. At December 31, 2007, all of the securities owned reflected on the statement of financial condition are security positions held as collateral by the Clearing Broker.

The Company's cash and securities are used to secure any amounts payable to the Clearing Broker and the securities sold, but not yet purchased. Subject to the clearing agreement, the Clearing Broker has the right to sell or repledge collateral held by it. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no amounts to be indemnified to the Clearing Broker for these transactions.

4. MEMBERS' EQUITY

Members' Equity represents interests of the Managing Member and the Class B members.

The operating agreement of the Company defines the rights and obligations of the members including the terms of profit and loss sharing arrangements for use of the Company's proprietary trading account.

The Managing Member in accordance with the operating agreement, will contribute capital to the extent of the Class B members' deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination. Included within members' equity on the Statement of Financial Condition at December 31, 2007, is $ 3,540,235 related to Class B members' deficits.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of December 31, 2007 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$141,653,478	$65,308,266
Options	2,512,052	1,510,923
Other	27,734	2,480
Total	$ 144,193,264	$66,821,669

Securities sold, but not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

6. RELATED PARTIES

The Company has a service agreement with the Introducing Broker. Pursuant to the agreement, the Introducing Broker makes available its facilities and employees to provide administrative and brokerage services and make payment for certain direct costs. Currently, the Company does not provide any remuneration for these facilities and services and costs to the Introducing Broker.

The trading criteria agreements signed by each Class B member provides for the reallocation to the Managing Member of a negotiated percentage of net income that is initially earned and allocated to the capital accounts of Class B members. The Managing Member was allocated approximately $2.5 million from members' income for the year ended December 31, 2007. The Managing Member contributed $23 million of capital to the entity during the year 2007.

7. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's activities include the purchase and sale of exchange-traded derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income as principal transactions revenue. All other financial instruments are carried at fair value or amounts approximating fair value.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. Primarily, these financial instruments include written options and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

All securities transactions of the Company are cleared by the Clearing Broker pursuant to a clearing agreement. At December 31, 2007 all the securities owned, securities sold, but not yet purchased and payable to clearing broker are positions with and amounts due to the Clearing Broker. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2007, the Company had capital of $10,731,131, which was $10,621,131 in excess of its required net capital of $110,000. Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

10. CONTINGENT LIABILITIES AND GUARANTEES

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure

requirements for certain guarantees. As described in Note 3, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

RBC Professional Trader Group, LLC
666 3rd Avenue
New York, New York

In planning and performing our audit of the financial statements of RBC Professional Trader Group LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END